UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Citizens Community Bancorp, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

174903104
(CUSIP Number)

August 29, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒                      Rule 13d-1(b)

☐                      Rule 13d-1(c)

☐                      Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 174903104

1		NAME OF REPORTING PERSONS Friedlander & Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 243,336
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 243,336 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)
The percent ownership calculated is based upon an aggregate of 5,135,550 shares outstanding as of August 13, 2012.  This amount includes the 44,698 shares in which Theodore Friedlander III reports beneficial ownership as a result of having sole voting power over such shares.

CUSIP No. 174903104

1		NAME OF REPORTING PERSONS Theodore Friedlander III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 44,698
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER See Item 2(a) below
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,698 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)	The percent ownership calculated is based upon an aggregate of 5,135,550 shares outstanding as of August 13, 2012.

CUSIP No. 174903104

Item 1(a).	Name of Issuer:

Citizens Community Bancorp, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2174 EastRidge Center, Eau Claire, WI 54701

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are Friedlander & Co., Inc. (“Friedlander”)  and Theodore Friedlander III.  Theodore Friedlander III is a controlling person of Friedlander and as such may be deemed to beneficially own the shares of Common Stock of Citizens Community Bancorp, Inc. beneficially owned by Friedlander.  Mr. Friedlander beneficially owns less than 1% of the shares held by Friedlander and disclaims beneficial ownership of all other shares held by Friedlander.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

322 East Michigan Street, Suite 250, Milwaukee, WI 53202

Item 2(c).	Citizenship:

Friedlander is a Wisconsin corporation.

Theodore Friedlander III is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

174903104

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

☒	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

☒	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)G).

CUSIP No. 174903104

Item 4.	Ownership:

Friedlander & Co., Inc.

(a)	Amount Beneficially Owned: 243,336 *

(b)	Percent of Class: 4.7%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 243,336

(iv)	shared power to dispose or to direct the disposition of: 0

Theodore Friedlander III

(a)	Amount Beneficially Owned: 44,698 *

(b)	Percent of Class: 0.9%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 44,698

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: See Item 2(a) above

(iv)	shared power to dispose or to direct the disposition of: 0

____________________
*
Friedlander & Co., Inc. and Theodore Friedlander III share beneficial ownership over the same 44,698 shares, and these shares are part of the aggregate 243,336 shares in which Friedlander & Co., Inc. reports beneficial ownership as a result of having sole dispositive power over such shares.

CUSIP No. 174903104

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

1.	Agreement to file Schedule 13G jointly (previously filed as Exhibit 1 to the reporting parties’ Schedule 13G filed February 17, 2009).

CUSIP No. 174903104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 30, 2012
FRIEDLANDER & CO., INC.

By:      /s/ Theodore Friedlander III
Theodore Friedlander III
President and Secretary

/s/ Theodore Friedlander III
            Theodore Friedlander III